UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Announcement Regarding the 2025 Quarterly Dividend Schedule

In accordance with recent amendments to the Korean Financial Investment Services and Capital Markets Act, Woori Financial Group Inc. plans to revise the quarterly dividend record dates in its Articles of Incorporation, which are currently specified to be the end of March, June and September of each year. Woori Financial Group Inc. plans to revise such record dates by ensuring that the amount of the dividends are announced before the record date to increase visibility for investors. The revised record dates are expected to become effective beginning with the dividends for the first quarter of 2025. The dividend amounts for each of the first, second and third quarters are expected to be the same.

The final record dates for 2025 will be determined based on the amended Articles of Incorporation through resolutions of the Board of Directors, after which they will be disclosed separately. Other details regarding the quarterly dividends, including whether such dividends will be distributed and the amount of such dividends, will also be determined at a later date through resolutions of the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 7, 2025	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President